UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

IMMURON LIMITED

EXPLANATORY NOTE

Immuron Limited (the “Company”) published one announcement (the “Public Notices”) to the Australian Securities Exchange on September 11, 2023 titled:

-	“Immuron CEO, Steven Lydeamore to present at H.C. Wainwright”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description
99.1	Immuron CEO, Steven Lydeamore to present at H.C. Wainwright

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: September 11, 2023	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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